United States securities and exchange commission logo





                             September 18, 2020

       Mireille Samson
       Chief Executive Officer
       Advanced Bio-Oil Technologies Ltd.
       999 18th Street, Suite 3000
       Denver, CO 80202

                                                        Re: Advanced Bio-Oil
Technologies Ltd.
                                                            Post-qualification
Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed September 2,
2020
                                                            File No. 024-10700

       Dear Ms. Samson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2020 letter.

       Post-Effective Amendment Filed September 2, 2020

       Item 1. Business, page 1

   1. We note your response to comment 1. Revise your summary to highlight the anticipated timeline in which you
plan to carry out your various business ventures, including the time required to raise
funds, purchase land, obtain any required approvals, build a factory, buy equipment, hire
employees, obtain regulatory approval for your products (if regulated) and become operational in
each product area, as applicable. To the extent that your
                                                        agreements with any
potential partners, such as in Uzbekistan, Greece or elsewhere, are oral, highlight them as
such and discuss whether they are nonbinding in nature.
 Mireille Samson
Advanced Bio-Oil Technologies Ltd.
September 18, 2020
Page 2
Item 3. Summary and Risk Factors
Risk Factors, page 8

2. In light of your revised disclosure about your many potential business ventures, revise your risk factors to reflect the current status of your business as well as the risks associated with attempting to start several different lines of business around the world, particularly where travel is restricted given the ongoing pandemic. Also highlight the risks to investors that your officers do not live in the United States, and that it may be more costly and difficult to bring action against them, and if investors were successful, to recover any damages. Include risk factors addressing your potential business in
         Canada, Greece and Uzbekistan, including the fact that it would be costly and difficult to determine if your operations ever come to fruition or to recover any assets should your business fail or litigation results in an award against the company.
Item 5. Plan of Distribution and Selling Securityholders, page 33

3. We note in response to comment 3 that you took down your crowdfunder site, but that you intend to use it once the offering circular is qualified. Revise this section to disclose your plan to offer securities online. Refer to Item 5(c) of Form 1-A.
Item 6. Estimated Use of Proceeds, page 34

4. We note your response to comment 5. Your narrative does not correspond to the added disclosure. Revise the narrative to explain your intended use of proceeds in the order of priority, describing the anticipated material changes to the use of proceeds assuming you raise 25%, 50% and 75% of your maximum offering amount, including the priorities within those amounts. As all of the proceeds are cash flow, clarify the table reference to
         "ABOT cash flow," including whether it includes compensation or other payments to officers. So that potential investors may understand your plans, revise your list of projects to disclose the estimated total costs for each project. Clarify whether you intend to begin acquisition or construction of your various projects before each is fully funded. Refer to
         Instruction 4 to Item 6 of Form 1-A.
Item 12. Security Ownership of Management and Certain Security Holders, page 73

5. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the convertible preferred stock held by entities identified in the table. Refer to Item 403 of Regulation
S-K.
6.     We note your response to comment 3. You have confirmed, as stated on page 73,
FirstName LastNameMireille Samson
       that "388,620 Common Stock Class A shares have been sold and issued as of the date of
Comapany    NameAdvanced
       this Offering         Bio-Oil
                     Circular."      Technologies
                                Provide            Ltd.
                                        a table of beneficial ownership for
those shares or tell us
       why18,
September    you2020
                 do not believe
                     Page 2 it is required. Refer to Item 12 of Schedule 1-A. FirstName LastName
 Mireille Samson
FirstName  LastNameMireille Samson
Advanced Bio-Oil  Technologies Ltd.
Comapany 18,
September  NameAdvanced
               2020        Bio-Oil Technologies Ltd.
September
Page 3     18, 2020 Page 3
FirstName LastName
Item 13. Interest of Management and Others in Certain Transactions, page 73

7.       We note the disclosure added to page 2 that by virtue of Francesca
Albano   s interest in
         transactions related to Zollaris Corporation, that you may need to disclose related party transactions in future financial statements. Please provide the disclosure required by Item
         13(a) of Form 1-A with respect to these transactions and any others meeting the requirements and thresholds of the Item. In this regard, please note that Item 13 requires disclosure concerning any transactions or any currently proposed transactions.
Exhibits

8. We note your response to comment 8; however, it does not appear that you have filed the
         January 7, 2019 Contract of Service agreement, which appears to be the Zollaris contract, referenced on page 2 and in Note 4 to your financial statements. Please revise to include that contract as an exhibit.
9. To the extent they are in writing, file the agreements with BIO-ABOT Hellas and ABOT
         Genetik and all other material contracts, including all agreements with Zollaris, as exhibits to the offering circular. Refer to Item 17.6 of Form 1-A. If they are not in writing, add risk factor disclosure regarding the enforceability of the agreements and any other material risks.
General

10. We note your response to comments 10 and 12, and the planned post on your crowdfunder site filed as Exhibit 15.2, and reissue comment 12. Your offering circular must be consistent with the information you use to market your offering, which also means your offering statement must contain all the material information you plan to use on crowdfunder. Please revise accordingly. In doing so, please note that, with respect to forward-looking information, "assessments made by management must be objectively reasonable, viewed at the time the determination is made." Securities Act Release No.
         6835 (May 18, 1989), 54 FR 22427, 22430. In this regard, provide us the basis for the
         sales projections and other material statements in the offering materials.
 Mireille Samson
FirstName  LastNameMireille Samson
Advanced Bio-Oil  Technologies Ltd.
Comapany 18,
September  NameAdvanced
               2020        Bio-Oil Technologies Ltd.
September
Page 4     18, 2020 Page 4
FirstName LastName
       You may contact Tracey McKoy at 202-551-3772 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Peter J. Wilke